Exhibit 99.1

POET TECHNOLOGIES INC.
Head Office:	USA Office:
Suite 501, 121 Richmond St. W	2550 Zanker Road
Toronto, ON, M5H 2K1	San Jose, CA 95131 USA
Phone: (416) 368-9411 - Fax: (416) 861-0749

NEWS RELEASE

POET Technologies Announces Conference Call Providing Operating Plan Updates

SAN JOSE, CA (MARKETWIRED, January 11, 2016) — POET Technologies Inc. (the “Company” or “POET”) (OTCQX: POETF; TSX Venture: PTK), a developer of opto-electronics fabrication processes for the semiconductor industry, today announced that the Company has scheduled a conference call at 5 p.m. EST on February 16, 2016, to provide an update on the Company’s development plan.  The Company encourages investors to pre-submit questions to POET Investor Relations at rf@poet-technologies.com.

Access to the conference call can be accomplished in the following ways:

•	Live webcast link can be found at: http://www.investorcalendar.com/IC/CEPage.asp?ID=174627

•	The Company’s website at www.poet-technologies.com under events and presentations

•	Call in:	US and Canada (Toll Free):	877-407-8031
		International:	201-689-8031

•	Audio Replay:	US and Canada (Toll Free):	877-660-6853
		International:	201-689-8031

Conference ID:		When calling in to the live conference call or the audio replay, which is to be available approximately three hours after the live call, callers are to use conference ID number 13628131.

About POET Technologies Inc.

POET is a developer of opto-electronics fabrication processes. POET believes that the advanced opto-electronics fab processes platform enables substantial improvements in energy efficiency, component cost and size in the production of smart optical components, the engines driving applications ranging from data centers to consumer products. Silicon Valley-based POET’s patented module-on-a-chip process, which integrates digital, high-speed analog and optical devices on the same chip, is designed to serve as an industry standard for smart-system fabrication.  More information may be obtained at www.poet-technologies.com.

ON BEHALF OF THE BOARD OF DIRECTORS

By:	/s/ Michel J. Lafrance
Name:	Michel J. Lafrance
Title:	Secretary

For further information:

Robert Ferri

Robert Ferri Partners

Tel: (415) 575-1589

Email: Robert.ferri@robertferri.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding an outlook. Such statements include the Company’s plans to conduct a conference call on February 16, 2016 and the access particulars as well as the Company’s expectations with respect to the capability, functionality, performance and cost of the Company’s technology.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding future growth, plans for and completion of projects by the Company’s third party relationships, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, delays or changes in plans with respect to the development of the Company’s anticipated projects by the Company’s third party relationships, risks affecting the Company’s ability to execute projects, the ability to attract key personnel, and the inability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward- looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Suite 501, 121 Richmond St. W., Toronto, ON, M5H 2K1 - Tel: 416-368-941 - Fax: 416-861-0749